Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2025 and 2024

(expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

DeFi Technologies Inc.

DeFi Technologies Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	March 31, 2025	December 31, 2024
		$	$

Assets
Current
Cash and cash equivalents	3,20	19,996,609	22,923,872
Client cash deposits	3	17,711,627	15,346,080
Prepaid expenses and other assets	4	2,435,783	2,585,451
Public investments, at fair value through profit and loss	5,20,23	-	1,119,586
Digital assets	6	300,704,612	398,364,913
Digital assets loaned	6	87,416,813	55,568,531
Digital assets staked	6,7	276,463,925	345,381,533
Equity investments in digital assets, at FVTPL	6,7	120,675,977	181,757,532
Total current assets		825,405,346	1,023,047,498

Private investments, at fair value through profit and loss	5,20,23	53,896,906	53,740,154
Digital assets	6	225,608	481,614
Equity investments in digital assets, at FVTPL	6,7	105,499,124	188,651,392
Equipment		-	130
Intangible assets	9	1,569,464	2,104,816
Goodwill	9	53,528,376	49,340,808
Total assets		1,040,124,824	1,317,366,412
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	10,23,24	5,949,247	5,010,922
Loans payable	11,20	12,566,516	13,947,681
Trading liabilities	8	20,458,096	21,740,881
ETP holders payable	12	921,440,301	1,253,515,501
Total current liabilities		960,414,160	1,294,214,985
Shareholders’ equity
Share capital	18	210,755,850	201,478,504
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	19	37,987,761	35,867,473
Accumulated other comprehensive income		3,228,956	3,254,826
Non-controlling interest	8	2,131,081	-
Deficit		(178,714,334)	(221,770,726)
Total equity		79,710,664	23,151,427
Total liabilities and equity		1,040,124,824	1,317,366,412
Nature of operations and going concern	1
Commitments and contingencies	24

Approved on behalf of the Board of Directors:

“Olivier Roussy Newton”	“Stefan Hascoet”
Director	Director

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian dollars)

		Three months ended March 31,
	Note	2025	2024
		$	$

Revenues
Realized and net change in unrealized losses on digital assets	13	(229,395,365)	317,123,056
Realized and net change in unrealized gains (losses) on ETP payables	14	402,181,036	(328,253,885)
Unrealized loss on equity investments at FVTPL	15	(130,398,882)	-
Staking and lending income	16	14,039,548	5,808,001
Management fees		3,635,182	1,731,882
Trading commissions		2,991,980	-
Research revenue		262,285	506,543
Realized loss on investments	5	(673,967)	-
Unrealized gain (loss) on investments	5	3,809	(1,839,032)
Interest income		12,936	868
Total revenues		62,658,562	(4,922,567)

Expenses
Operating, general and administration	17	9,074,578	2,968,137
Share based payments	19	7,341,412	1,617,515
Depreciation - equipment		130	3,236
Amortization - intangibles	9	535,352	517,225
Finance costs		170,488	1,737,514
Fees and commissions		2,355,158	490,397
Foreign exchange (gain) loss		(947,311)	823,144
Impairment loss	9	-	4,962,021
Total expenses		18,529,807	13,119,189
Net income (loss) for the period before taxes		44,128,755	(18,041,756)
Current taxes		1,072,363	-
Net income (loss) for the period after taxes		43,056,392	(18,041,756)
Other comprehensive income
Foreign currency translation gain		(25,870)	(1,269,052)
Net income (loss) and comprehensive loss for the year		43,030,522	(19,310,808)

Net income (loss) attributed to:
Owners of the parent		43,056,392	(18,082,650)
Non-controlling interests		-	40,894
		43,056,392	(18,041,756)

Net income (loss) and comprehensive loss attributed to:
Owners of the parent		43,030,522	(19,351,702)
Non-controlling interests		-	40,894
		43,030,522	(19,310,808)

Income (loss) per share
Basic		0.13	(0.06)
Diluted	26	0.12	(0.06)

Weighted average number of shares outstanding:
Basic		323,886,775	284,134,127
Diluted	26	366,973,751	284,134,127

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

		Three months ended March 31,
	Note	2025	2024
		$	$
Cash (used in) provided by operations:
Net Income (loss) after taxes for the period		$43,056,392	$(18,041,756)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	19	7,341,412	1,617,515
Impairment loss	9	-	4,962,021
Interest expense		153,941	-
Depreciation - equipment		130	3,236
Amortization - Intangible asset	9	535,352	517,225
Realized loss on investments, net	20	673,967	-
Unrealized gain on investments, net	20	(3,809)	1,839,032
Realized and net change in unrealized losses on digital assets	13	229,395,365	(317,123,056)
Realized and net change in unrealized gains (losses) on ETP payables	14	(402,181,036)	328,253,885
Unrealized loss on equity investments at FVTPL	15	130,398,882	-
Staking and lending income	16	(14,039,548)	(5,808,001)
Management fees		(3,635,182)	(1,736,557)
Unrealized loss on foreign exchange		1,944,683	(753,775)
		(6,359,451)	(6,270,231)
Adjustment for:
Purchase of digital assets	20	(81,793,771)	(200,399,402)
Disposal of digital assets	20	14,760,791	149,972,147
Purchase of investments	20	(698,904)	-
Change in client digital assets		(2,365,547)	-
Change in prepaid expenses and deposits		167,593	(733,587)
Change in accounts payable and accrued liabilities		(568,883)	380,440
Change in trading liabilities		(1,282,785)	-
Change in loan payable		(153,941)	-
Net cash (used in) operating activities		(78,294,898)	(57,050,633)
Investing activities
Cash paid for acquisition of subsidiaries	8	(783,169)	319,643
Net cash provided by investing activities		(783,169)	319,643
Financing activities
Proceeds from ETP holders		329,180,940	266,299,553
Payments to ETP holders		(256,795,727)	(207,040,547)
Proceeds from option exercises	19	3,378,382	-
Proceeds from exercise of warrants	19	-	53,077

Net cash provided by financing activities		75,763,595	59,312,083

Effect of exchange rate changes on cash and cash equivalents		387,209	104,287
Change in cash and cash equivalents		(2,927,263)	2,685,380
Cash, beginning of year		22,923,872	6,727,482
Cash and cash equivalents, end of year		$19,996,609	$9,412,862

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars)

					Share-based Payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury shares	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	Non-controlling interest	Deficit	Total

Balance, December 31, 2024	321,257,689	$201,478,504	4,500,000	$4,321,350	$22,884,367	$11,844,324	$-	$1,138,782	$35,867,473	$3,254,826	$-	$(221,770,726)	$23,151,427
Acquisition of Neuronomics	186,034	636,236	-	-	-	-	-	-	-	-	-	-	636,236
DSU exercised	1,439,505	1,793,177	-	-	-	(1,793,177)	-	-	(1,793,177)	-	-		-
Option exercised	2,747,595	6,847,933	-	-	(3,469,551)	-	-	-	(3,469,551)	-	-	-	3,378,382
DSUs granted	-	-	-	-	-	4,183,399	-	-	4,183,399	-	-		4,183,399
Options granted	-	-	-	-	3,199,617	-	-	-	3,199,617	-	-		3,199,617
Net loss and comprehensive loss	-	-	-	-	-	-	-	-	-	(25,870)	2,131,081	43,056,392	45,161,603
Balance, March 31, 2025	325,630,823	$210,755,850	4,500,000	$4,321,350	$22,614,433	$14,234,546	$-	$1,138,782	$37,987,761	$3,228,956	$2,131,081	$(178,714,334)	$79,710,664

Balance, December 31, 2023	276,658,208	$170,687,477	4,500,000	$4,321,350	$17,968,263	$8,040,660	$27,453	$2,595,512	$28,631,888	(1,652,547)	(4,871)	(183,539,235)	18,444,062
Acquisition of Reflexivity	5,000,000	3,100,000	-	-	-	-	-	-	-	-	-	-	3,100,000
Acquisition of Solana CP	7,297,090	4,962,021	-	-	-	-	-	-	-	-	-	-	4,962,021
Warrants exercised	176,924	71,431	-	-	-	-	-	(18,354)	(18,354)	-	-	-	53,077
DSU exercised	1,037,281	421,584	-	-	-	(421,584)	-	-	(421,584)	-	-	-	-
Share-based payments	-	-	-	-	1,460,825	156,689	-	-	1,617,514	-	-	-	1,617,514
Net loss and comprehensive loss	-	-	-	-	-	-	-	-	-	(1,269,052)	45,765	(18,082,650)	(19,305,937)
Balance, March 31, 2024	290,169,503	$179,242,513	4,500,000	$4,321,350	$19,429,088	$7,775,765	$27,453	$2,577,158	$29,809,464	$(2,921,599)	$40,894	$(201,621,885)	$8,870,737

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company up listed its shares to Cboe Canada Exchange (formerly the NEO Exchange) under the symbol of “DEFI”. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets, providing premium membership for research reports to investors and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s registered office is located at 333 Bay Street, Toronto, Ontario, Canada, M5H 2R2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at March 31, 2025, the Company has working capital deficiency of $135,008,814 (December 31, 2024 –working capital deficiency of $271,167,487), including cash of $19,996,609 (December 31, 2024 - $22,923,872) and for the three months ended March 31, 2025 had a net income and comprehensive income of $43,030,522 (for the three months ended March 31, 2024 – net loss and comprehensive loss of $19,310,808). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

These condensed consolidated interim financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

International conflict and other geopolitical tensions and events, including tariffs, war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains, which may adversely affect the Corporation’s business, financial condition, financing options, prospects and results of operations.

2.	Material accounting policy information

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2024 and 2023, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on May 13, 2025.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(b)	Basis of consolidation (continued)

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries Electrum Streaming Inc. (“ESI”), DeFi Capital Inc. (“DeFi Capital”), DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Reflexivity LLC, Valour Inc., DeFi Europe AG, DeFi Middle East DMCC, Stillman Digital Inc. and Stillman Digital Bermuda Ltd. Neuronomics AG is 52.5% owned by the Company and is consolidated on the basis of control. Valour Digital Securities Limited is 0% owned by the Company and consolidated on the basis of control. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated on consolidation.

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(c)	Basis of preparation and functional currency

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi, DeFi Capital, and ESI is the Canadian dollar, and the functional currency for DeFi Bermuda, Reflexivity LLC, Valour Inc., DeFi Europe AG, Stillman Digital Inc., Stillman Digital Bermuda Ltd. and Valour Digital Securities Limited is the U.S Dollar. The functional currency of DeFi Middle East DMCC is the United Emirates Dirham. The functional currency of Neuronomics AG is the Swiss Franc.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(d)	Change in accounting policy

On January 23, 2025, the U.S. Securities and Exchange Commission published Staff Accounting Bulletin (“SAB”) 122 to rescind SAB 121 with an effective date of January 30, 2025. The application of SAB 122 is applicable for all annual reporting periods beginning on or after December 15, 2024.

Prior to the release of SAB 122, the Company accounted for client digital assets, held by its wholly owned subsidiary Stillman Digital Bermuda Ltd., in accordance with Staff Accounting Bulletin 121 due to the limited IFRS guidance applicable to custodians of digital assets.

The Company adopted SAB 122 during the three months ended March 31, 2025. The implication of adoption of SAB 122 was that the Company removed its safeguarding obligation liability and corresponding client digital assets from its statement of financial position. The Company also retrospectively de-recognized $3,356,235 of client digital assets and associated liabilities from its December 31, 2024 statement of financial position. No adjustments to retained earnings were made nor an accrual for loss contingency given the lack of loss events to date at Stillman Digital Bermuda Ltd.

(e)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets were classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid-point price at 17:30 CET digital asset exchanges consistent with the final terms for each exchange traded product (“ETP”). The primary digital asset exchanges used to value digital assets are Kraken, Bitfinex, Binance, Coinbase and Bitstamp. Where digital assets held do not have pricing on these exchanges, other exchanges would be used. On all material coins, Kraken, Bitfinex, Coinbase and Bitstamp were used. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company revalues its digital assets quarterly. The Company’s principal market for trading cryptocurrency is Binance. However, we use a weighted average price of several markets in accordance with our ETP prospectus. The difference in pricing between our principal market and the weighted average price in accordance with our ETP prospectus has been determined by management to not be material.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(e)	Significant accounting judgements, estimates and assumptions (continued)

(ii)	Accounting for ETP holder payables

Financial liabilities at fair value through profit or loss held includes ETP holders payable. Liabilities arising in connection with ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company elected not to designate this as a hedging instrument. The ETPS are actively traded on the Spotlight Stock Market, the London Stock Exchange (“LSE”), and Germany Borse Frankfurt Zertifikate AG.

(iii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 5 and 20 for further details.

(iv)	Fair value of equity investment not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 5, 7 and 15 for further details.

(v)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense. In the event services are provided to the Company by officers or consultants and settled in equity instruments, the Company has measured the fair value of the services received as the fair value of the equity instruments granted.

(vi)	Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(vii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(viii)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 9 for the discussion regarding impairment of the Company’s non-financial assets.

(ix)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(x)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs, processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

(xi)	Control

Significant judgment is involved in the determination whether the Company controls another entity under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criterions are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.

(xii)	Accounting for digital assets held as collateral

The Company has provided digital assets as collateral for loans provided by digital asset liquidity provider. These digital assets held as collateral are included with digital assets and valued at fair value consistent with the Company’s accounting policy for its digital assets.

(xiii)	Valuation of equity investments at FVTPL

Significant judgement is required in the determination of the fair value of the Company’s investments in Equity investments (collectively the “Funds”) in digital asset at FVTPL given the lock up periods applied to the digital cryptocurrencies owned by the Funds. The Company assesses the discount for lack of marketability applied by the Fund managers for reasonableness in their calculated net asset values. The Fund managers calculate the discount for lack of marketability (“DLOM”) using an option pricing model.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

3.	Cash and cash equivalents

	31-Mar-25	31-Dec-24
Cash at banks	$5,055,896	$13,643,191
Cash at brokers	14,903,903	9,240,610
Cash at digital currency exchanges	36,810	40,070
	$19,996,609	$22,923,872

The Company also holds client cash deposits for trading purposes in the United States and Bermuda and has classified these deposits as client cash deposits on the statement of financial position. As at March 31, 2025, the balance in client cash deposits was $17,711,627 (December 31, 2024 - $15,346,080).

4.	Prepaid expenses and other assets

	31-Mar-25	31-Dec-24
Prepaid insurance	$26,913	$59,687
Prepaid expenses	$1,818,422	$1,935,316
Other assets	590,448	590,448
	$2,435,783	$2,585,451

5.	Investments, at fair value through profit and loss

At March 31, 2025, the Company’s investment portfolio consisted of no publicly traded investments and nine private investments for a total estimated fair value of $53,896,906 (December 31, 2024 – one public and nine private investments for a total estimated fair value of $54,859,741).

During the three months ended March 31, 2025, the Company had a realized loss of $673,967 (March 31, 2024 - $nil) and an unrealized gain of $3,809 (March 31, 2024 – unrealized loss of $1,839,032) on private and public investments.

At March 31, 2025, the Company’s eight private investments had a total fair value of $53,896,906.

Private Issuer	Note	Security description	Cost	Estimated Fair value	% of FV
3iQ Corp.		61,712 common shares	$86,319	$431,940	0.8%
Amina Bank AG		3,906,250 non-voting shares	34,498,750	51,020,503	94.7%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	719,522	1.3%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	269,192	287,340	0.5%
ZKP Corporation	(i)	370,370 common shares	1,385,800	1,437,600	2.7%
Total private investments			$40,636,808	$53,896,906	100.0%

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

5.	Investments, at fair value through profit and loss (continued)

At December 31, 2024, the Company’s nine private investments had a total fair value of $53,740,153.

Private Issuer	Note	Security description	Cost	Estimated Fair vaule	% of FV
3iQ Corp.		61,712 common shares	$86,319	$432,331	0.9%
Amina Bank AG	(i)	3,906,250 non-voting shares	34,498,750	51,020,502	94.9%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	719,522	1.3%
Neuronomics AG		724 common shares	128,898	128,898	0.2%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
Skolem Technolgies Ltd.		16,354 preferred shares	177,488	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	-	0.0%
ZKP Corporation	(i)	370,370 common shares	1,385,800	1,438,900	2.7%
Total private investments			$40,496,515	$53,740,153	100.0%

(i)	Investments in related party entities

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked

As at March 31, 2025, the Company’s digital assets consisted of the below digital currencies, with a fair value of $664,810,958 (December 31, 2024 - $799,796,591). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The Company’s holdings of digital assets consist of the following:

	March 31, 2025		December 31, 2024
	Quantity	$	Quantity	$
Binance Coin (BNB)	1,957.2161	1,698,492	2,558.9747	2,617,180
Bitcoin (BTC)	2,741.9634	296,891,716	2,705.7708	329,504,025
Ethereum (ETH)	21,164.0042	56,025,296	20,676.9254	101,295,967
Cardano (ADA)	69,447,234.5784	65,904,078	69,671,396.7593	87,114,485
Polkadot (DOT)	3,102,217.8822	18,202,015	2,766,149.1833	27,151,899
Solana (SOL)	141,181.3335	25,989,320	43,414.4191	12,452,742
Uniswap (UNI)	383,328.6255	3,317,218	421,450.3048	8,219,818
USDC		174,288		361,677
USDT		10,580,236		7,585,222
Litecoin (LTC)	62.4779	7,536	541.8400	81,122
Dogecoin (DOGE)	27,134,045.2235	6,518,538	17,545,096.4535	8,213,542
Avalanche (AVAX)	123,574.2848	3,388,236	125,979.5440	6,636,473
Polygon (POL)	107,041.7000	31,331	183,654.4400	119,366
Ripple (XRP)	20,579,908.5819	63,020,370	17,223,963.4000	52,429,399
Enjin (ENJ)	128,560.9806	17,673	127,360.9806	40,200
Tron (TRX)	390,272.7323	133,672	341,529.3057	128,081
Terra Luna (LUNA)	141,177.2041	37,567	205,057.0760	-
Shiba Inu (SHIB)	2,058,848,165.6190	37,471	142,074,547.6000	4,309
Pyth Network (PYTH)	4,618,316.6000	946,522	3,444,248.6000	1,261,838
AAVE (AAVE)	3,333.0570	775,696	2,333.3875	1,058,152
Algorand (ALGO)	85,370.2900	22,398	90,930.8700	43,426
Aptos Mainnet (APT)	345,853.6400	2,673,440	287,849.7000	3,691,358
Arweave (AR)	40,161.5200	373,420	14,202.0100	338,059
Basic Attention Token (BAT)	28,823.7400	5,760	32,967.8500	10,991
Bitcoin Cash (BCH)	32.2284	14,177	25.4800	15,935
Core (CORE)	5,445,591.7161	3,983,183	3,995,185.7910	6,187,871
Curve DAO Token (CRV)	114,039.9600	87,202	10,295.1200	13,392
EOS	14,695.3800	12,929	13,419.9100	14,927
Fetch.ai (FET1)	1,476,088.3000	977,405	561,613.1000	1,053,850
Filecoin (FIL)	8.4659	34	8,471.8100	60,365
Sonic (FTM)	1,546,208.0012	1,082,296	1,342,653.2600	1,348,955
Hedera (HBAR)	65,771,791.8059	15,509,285	49,611,593.1918	19,977,385
Internet Computer (ICP)	1,535,213.6862	11,821,935	1,436,614.1074	20,927,162
Immutable (IMX)	23,471.0100	18,153	10,992.0200	20,640
Injective (INJ)	150,210.2800	1,900,724	56,329.4200	1,634,770
Jupiter (JUP)	2,414,338.9000	1,538,282	499,299.1000	608,664
Kusama (KSM)	470.3441	10,846	470.3400	22,361
Lido DAO (LDO)	251,282.8000	314,138	36,961.1000	98,756
Chainlink (LINK)	297,744.9702	5,828,533	239,057.7313	7,097,367
Maker (MKR)	51.2306	95,670	0.1100	235
NEAR Protocol (NEAR)	1,437,428.9300	5,403,000	1,300,877.8800	9,510,609
Optimism (OP)	767.6110	828	15,436.4300	39,203
Pendle (PDL)	82,632.5000	318,768	31,265.4000	229,438
Quant (QNT)	15.7172	1,564	1,086.7000	165,278
RENDERSOL (RNDR)	628,253.2001	3,195,560	162,158.1000	1,622,358
THORChain (RUNE)	257,295.8000	425,927	91,192.7000	609,491
Sei Network (SEI1)	3,835,743.2000	961,688	2,078,991.0000	1,225,003
Stacks (STX)	-	-	203,450.0000	140,195
Sui (SUI)	13,318,965.2000	44,035,063	10,785,375.0000	65,997,975
SushiSwap (SUSHI)	3,948.6100	3,406	39,426.6800	76,360
Bittensor (TAO)	12,548.5626	4,051,279	9,851.6400	6,393,515
The TON Coin (TON)	320,455.3372	1,868,452	405,657.4300	3,261,134
Wormhole (W)	1,544,828.6000	185,885	722,403.0000	307,581
Worldcoin (WLD2)	102,293.0000	115,380	49,314.1000	152,723
Stellar (XLM)	6,110.1100	2,338	140,437.4500	68,544
Tezos (XTZ)	1,636.2000	1,552	17,822.5100	32,954
StarkNet (STRK1)	473,143.8500	103,525	-	-
Sonic Labs (SONICLABS)	2,502,086.5000	1,751,379	-	-
Akash Network (AKT)	285,554.6776	489,168	-	-
Kaspa (KAS)	10,695,710.2380	1,010,213	-	-
Other Coins	2,061,734.1834	693,294	4,997,969.4223	40,650
Current		664,585,350		799,314,977
Clover (CLV)	500,000.0000	23,124	500,000.0000	45,915
Wilder World (WILD)	148,810.0000	33,651	148,810.0000	143,120
Other Coins	1,739,245,908.4643	168,833	125,579,390.2561	292,579

Long-Term		225,608		481,614
Total Digital Assets		664,810,958		799,796,591

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

	March 31, 2025	December 31, 2024
	$	$
Current digital assets
Digital assets	300,704,612	398,364,913
Digital assets loaned	87,416,813	55,568,531
Digital assets staked	276,463,925	345,381,533
Total current digital assets	664,585,350	799,314,977
Non-current digital assets
Digital assets	225,608	481,614
Total non-current digital assets	225,608	481,614
Total digital assets	664,810,958	799,796,591

In addition to the above noted digital assets, the Company has the following equity investments at fair value through profit and loss (“FVTPL”) at March 31, 2025 and December 31, 2024. See Note 7 for further details.

March 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	125,343.6103	$16,969,265	206,685.4946	$27,981,489	332,029.1050	$44,950,754
Fund A - Avalance (AVAX)	340,335.8900	$7,111,788	591,109.7100	$12,352,052	931,445.6000	$19,463,840
	465,679.5003	$24,081,053	797,795.2046	$40,333,541	1,263,474.7050	$64,414,594

Fund B - Solana (SOL)	713,500.2066	$96,594,924	481,346.1000	$65,165,583	1,194,846.3066	$161,760,507
Total		$120,675,977		$105,499,124		$226,175,101

December 31, 2024
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	216,379.2216	$44,442,849	244,331.9458	$50,184,152	460,711.1675	$94,627,001
Fund A - Avalance (AVAX)	223,905.1900	$8,663,344	707,540.4100	$27,376,168	931,445.6000	$36,039,512
	440,284.4116	$53,106,193	951,872.3558	$77,560,320	1,392,156.7675	$130,666,513

Fund B - Solana (SOL)	626,365.7000	$128,651,339	540,869.9000	$111,091,072	1,167,235.6000	$239,742,411
Total		$181,757,532		$188,651,392		$370,408,924

The continuity of digital assets for the periods ended March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Opening balance	$799,796,591	$489,865,638
Digital assets acquired	81,793,771	540,008,974
Digital assets disposed	(14,760,791)	(717,306,612)
Digital assets earned from staking, lending and fees	14,039,548	35,717,997
Realized gain (loss) on digital assets	39,111,070	396,824,120
Net change in unrealized gains and losses on digital assets	(268,506,435)	80,894,227
Digital assets transferred in from equity investments at FVTPL	21,780,394	-
Foreign exchange gain (loss)	(8,443,190)	(26,207,753)
	$664,810,958	$799,796,591

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital assets held by counterparty for the period ended March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025	December 31, 2024
Counterparty A	$92,319,002	$9,955,300
Counterparty B	13,264	17,836
Counterparty C	1,511,749	1,035,685
Counterparty D	84,045	96,294
Counterparty E	10,227,539	10,082,451
Counterparty F	5,294,329	9,798,485
Counterparty G	-	-
Counterparty H	58,042,364	84,086,732
Counterparty I	-	-
Counterparty J	-	-
Counterparty K	212,782,054	180,133,894
Counterparty L	-	-
Counterparty M	500,961	5,450,286
Other	5,789,540	10,702,768
Self custody	278,246,111	488,436,860
Total	$664,810,958	$799,796,591

As of March 31, 2025, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	359.3832	10,227,539
Total	359.3832	10,227,539

As at March 31, 2025, the 359 Bitcoin held by Genesis Global Capital LLC (“Genesis”) as collateral against a loan has been written down to $10,227,539 (US$7,114,315), the fair value of the loan and interest held with Genesis.

As of December 31, 2024, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin	365.4480	$10,082,451
Total	365.4460	$10,082,451

As at December 31, 2024, the 365 Bitcoin held by Genesis as collateral against a loan has been written down to $10,082,451 (US$7,007,055), the fair value of the loan and interest held with Genesis.

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of March 31, 2025, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 3.00% to 12.00% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2024, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 3.25% to 5.5% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets loaned (continued)

As of March 31, 2025, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	120.0000	14,433,168	17%
Ethereum (ETH)	19,000.0000	50,296,122	58%
Solana (SOL)	123,733.0100	22,687,523	26%
Total	142,853.0100	87,416,813	100%

As of December 31, 2024, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital assets on loan:
Bitcoin (BTC)	120.0000	$16,374,593	29%
Ethereum (ETH)	8,000.0000	39,193,938	71%
Total	8,120.0000	$55,568,531	100%

As of March 31, 2025, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Fair Value Share
Counterparty A	3% - 12%	134,733.0100	51,806,330	59%
Counterparty F	4% - 4.75%	2,000.0000	5,294,329	6%
Counterparty H	4.5% - 5.25%	6,120.0000	30,316,154	35%
Total		142,853.0100	87,416,813	100%

As of December 31, 2024, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Fair Value Share
Digital assets on loan:
Counterparty F	4.75%	2,000.0000	9,798,485	18%
Counterparty H	3.25% - 5.50%	6,120.0000	45,770,047	82%
Total		8,120.0000	$55,568,531	100%

As of March 31, 2025, digital assets on loan were concentrated with counterparties as follows:

	Geography	March 31, 2025
Counterparty A	Grand Cayman	59%
Counterparty F	UAE	6%
Counterparty H	Switzerland	35%
Total		100%

As of December 31, 2024, digital assets on loan were concentrated with counterparties as follows:

	Geography	December 31, 2024
Digital assets on loan:
Counterparty F	UAE	18%
Counterparty H	Switzerland	82%
Total		100%

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

Digital Assets loaned (continued)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of March 31, 2025 and December 31, 2024, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Digital Assets Staked

As of Marcy 31, 2025, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 1.35% to 14.58% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of December 31, 2024, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 2.95% to 9.70%and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of March 31, 2025, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	32.0121	84,741	0%
Bitcoin (BTC)	1,808.0115	217,461,121	79%
Cardano (ADA)	58,333,221.4367	55,355,880	20%
Core (CORE)	4,865,885.7750	3,559,156	1%
Polkadot (DOT)	500.0000	2,934	0%
Solana (SOL)	0.5094	93	0%
Total	63,201,447.74	276,463,925	100%

As of December 31, 2024, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Digital assets on staked:
Bitcoin	1,803.0000	246,028,259	71%
Cardano	57,965,407.1384	72,480,183	21%
Etherium	32.0000	156,776	0%
Core	3,415,479.8499	5,290,004	2%
Polkadot	1,941,230.3100	19,057,413	6%
Solana	10,526.4620	2,368,899	1%
Total	63,334,478.7603	$345,381,533	100%

As of March 31, 2025, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value	Fair Value Share
Counterparty H	1.35%	132.7156	126	0%
Counterparty M	2%	32.0121	84,741	0%
Self custody	2.62% - 14.58%	63,201,283.0171	276,379,058	100%
Total		63,201,447.7448	276,463,925	100%

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets Staked (continued)

As of December 31, 2024, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins Staked	Fair Value
Digital on staked:
Counterparty M	4.00%	32.0000	156,776
Self custody	3% to 8.02%	63,334,478.7603	345,224,758
Total		63,334,510.7602	$345,381,533

As of March 31, 2025, digital assets staked were concentrated with counterparties as follows:

	Geography	March 31, 2025
Self custody	Switzerland	100%
Total		100%

As of December 31, 2024, digital assets staked were concentrated with counterparties as follows:

	Geography	December 31, 2024
Digital on staked:
Self custody	Switzerland	100%
Total		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of March 31, 2025 and December 31, 2024, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

7.	Equity investments in digital assets at fair value through profit and loss (“FVTPL”)

Equity investments were as follows at March 31, 2025 and December 31, 2024:

March 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	125,343.6103	$16,969,265	206,685.4946	$27,981,489	332,029.1050	$44,950,754
Fund A - Avalance (AVAX)	340,335.8900	$7,111,788	591,109.7100	$12,352,052	931,445.6000	$19,463,840
	465,679.5003	$24,081,053	797,795.2046	$40,333,541	1,263,474.7050	$64,414,594
Fund B - Solana (SOL)	713,500.2066	$96,594,924	481,346.1000	$65,165,583	1,194,846.3066	$161,760,507
Total		$120,675,977		$105,499,124		$226,175,101

December 31, 2024
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	216,379.2216	$44,442,849	244,331.9458	$50,184,152	460,711.1675	$94,627,001
Fund A - Avalance (AVAX)	223,905.1900	$8,663,344	707,540.4100	$27,376,168	931,445.6000	$36,039,512
	440,284.4116	$53,106,193	951,872.3558	$77,560,320	1,392,156.7675	$130,666,513
Fund B - Solana (SOL)	626,365.7000	$128,651,339	540,869.9000	$111,091,072	1,167,235.6000	$239,742,411
Total		$181,757,532		$188,651,392		$370,408,924

Fund A

During the year ended December 31, 2024, the Company through a subsidiary, invested US$61,741,683 in three tranches of a private investment fund designed to acquire Solana and Avalanche tokens from a bankrupt company (“Fund A”). The Company’s investment in the Fund represents an indirect interest in 491,249 Solana at a cost of US$105 per Solana and 931,446 Avalanche at a cost US$11 per Avalanche.

The Solana acquired by the Fund is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable by the Fund on the same unlocking schedule as the Solana. The Solana will be released in monthly increments from January 2025 through January 2028.

The Avalanche acquired by the Fund is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable by the Fund on the same unlocking schedule as the Avalanche. The Avalanche will be released in weekly increments July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the year ended December 31, 2024, the Company invested through a subsidiary, $153,516,846 (US$112,072,453) in two tranches of a private investment fund designed to acquire Solana tokens from a bankrupt company (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”).

The Company’s investment represents an indirect interest in 1,123,360 Solana at a cost of US$100 per Solana. The Solana acquired by the Fund is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution in the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25 % of the Solana were released in March 2025, while the remaining 75% of the Solana will be released linearly monthly until January 2028.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM.   The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

8.	Acquisitions

Reflexivity

On February 6, 2024, the Company acquired 100% interest in Reflexivity LLC (“Reflexivity”) by issuing 5,000,000 common shares. Reflexivity is a private company incorporated in the United States that operates a premier private research firm that specializes in producing cutting-edge research reports for the cryptocurrency industry. The primary reason for this business combination is to gain exposure to Reflexivity’s subscriber base.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consider paid:
Fair value of shares issued	$3,100,000
Fair value of shares issued	$3,100,000

Fair value of assets and liabilities assumed:
Cash	$299,457
Amounts receivable	16,987
Prepaid expenses	20,092
Client relationships	350,490
Brand name	126,531
Technology	158,163
Deferred tax liability	(168,286)
Accounts payable	(1,296)
Customer prepayment	(330,919)
Goodwill	2,628,781
Total net assets aquired	$3,100,000

The goodwill acquired as part of the Reflexivity acquisition is made up of assembled workforce and implied goodwill related to Reflexivity’s management and staff experiences and Reflexivity’s reputation in the industry. It will not be deductible for tax purposes.

No material acquisition costs are recognized in the statement of operations. As Reflexivity was acquired on February 7, 2024, there is not a material difference in the amounts consolidated from February 7, 2024 and its full calendar year 2024 results.

Stillman Digital

On October 7, 2024, the Company acquired 100% interest in Stillman Digital Inc. and Stillman Digital Bermuda Ltd. (collectively “Stillman Digital”) by issuing 2,500,000 common shares. Stillman Digital Inc. is a private company incorporated in the United States and Stillman Digital Bermuda Ltd. Is a private company incorporated in Bermuda. Stillman Digital is a global liquidity provider that provides digital asset products and services in electronic trade execution, market making and OTC block trading. The primary reason for this business combination is to gain access to Stillman Digital’s trading platform.

Under the terms of the transaction, 2,500,000 common shares were issued on the close of the transaction. 1,000,000 of the common shares issued are subject to a lock-up schedule, with 25% released on each of the 3, 6, 9, and 12-month anniversaries from October 7, 2024.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

8.	Acquisitions

Stillman Digital (continued)

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consider paid:
Fair value of shares issued	$6,893,336
Fair value of shares issued	$6,893,336
Fair value of assets and liabilities assumed:
Cash	$14,095,519
Amounts receivable	2,681,750
Prepaid expenses	65,286
Digital assets	4,456,366
Client relationships	41,699
Securities	4,104,255
Accounts payable	(18,364,875)
Other liabilities	(186,664)
Total net assets aquired	$6,893,336

The goodwill acquired as part of the Stillman Digital’s acquisition is made up of assembled workforce and implied goodwill related to Stillman Digital’s management and staff experiences and Stillman Digital’s reputation in the industry. It will not be deductible for tax purposes.

Had the acquisition taken place on January 1, 2024, the Company would have consolidated $9,849,248 of revenues and net income of $5,820,340.   As the acquisition took place October 7, 2024, the Company consolidated revenues of $2,885,180 and net income of $974,635.   No material acquisition costs are recognized in the statement of operations.

Neuronomics AG

On January 10, 2025, the Company closed an investment to acquire 10% of Neuronomics AG for US$288,727 (CHF 262,684). On March 7, 2025, the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10% to 52.5%.

In connection with the acquisition, the Company issued 186,304 common shares of the Company, plus additional cash considerations, to the selling shareholders of Neuronomics AG. 152,433 of the Payment Shares are subject to a lock-up schedule, with 50% released in three months and the remainder released in six months. No finder fees were paid in connection with the acquisition.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

8.	Acquisitions (continued)

Neuronomics AG (continued)

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consideration paid:
Cash consideration	$1,173,209
Fair value of shares issued	636,236
Fair value of previously held investment	545,961
Fair value of shares issued	$2,355,406
Fair value of assets and liabilities assumed:
Cash	$390,040
Prepaid expenses and deposits	17,925
Goodwill	4,178,283
Trade and other payables	(99,761)
Non-controlling interest	(2,131,081)
Total net assets aquired	$2,355,406

Had the acquisition taken place on January 1, 2024, the Company would have consolidated $27,288 of revenues and net losses of $164,611.   As the acquisition took place March 7, 2025, the Company consolidated revenues of $27,288 and net income of $52,182.   No material acquisition costs are recognized in the statement of operations.

9.	Intangibles assets and goodwill

Cost	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2023	$-	$-	$42,789,968	$42,789,968
Acquisition of Reflexivity LLC	350,490	158,163	126,531	635,184
Acquisition of Solana IP	-	4,962,021	-	4,962,021
Acquisition of Stillman Digital	41,699	-	-	41,699

Balance, December 31, 2024	$392,189	$5,120,184	$42,916,499	$48,428,872

Balance, March 31, 2025	$392,189	$5,120,184	$42,916,499	$48,428,872

Accumulated Amortization			Brand Name	Total
Balance, December 31, 2023	$-	$-	$(39,247,080)	$(39,247,080)
Amortization	(29,208)	(26,361)	(2,059,386)	(2,114,955)
Impairment loss	-	(4,962,021)	-	(4,962,021)
Balance, December 31, 2024	$(29,208)	$(4,988,382)	$(41,306,466)	$(46,324,056)
Amortization	(8,762)	(10,688)	(515,902)	(535,352)

Balance, March 31, 2025	$(37,970)	$(4,999,070)	$(41,822,368)	$(46,859,408)

Balance, December 31, 2024	$362,981	$131,802	$1,610,033	$2,104,816
Balance, March 31, 2025	$354,219	$121,114	$1,094,131	$1,569,464

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

9.	Intangibles assets and goodwill (continued)

On February 9, 2024, the Company acquired intellectual property by issuing 7,297,090 common shares of the Company. The intellectual property acquired encompasses a suite of sophisticated features, including advanced liquidity provisioning, innovative trading strategies and technologies, along with the distribution, management and analytics of decentralized financial data. These elements are tailored to support the Solana-focused trading desk operated by the Company. At the time of acquisition, the intangible assets were in an early stage of research and development, with significant uncertainties surrounding its future market demand, sales price and production costs, and as such, on February 9, 2024, the Company recognized an impairment loss of $4,962,021.

Goodwill

The continuity of the goodwill acquired as part of the acquisitions is as follows:

Balance, December 31, 2023	$46,712,027
Acquisition of Reflexivity LLC	2,628,781
Balance, December 31, 2024	$49,340,808
Acquisition of Neuronomics	4,187,568

Balance, March 31, 2025	$53,528,376

10.	Accounts payable and accrued liabilities

	31-Mar-25	31-Dec-24
Corporate payables	$5,889,247	$4,863,977
Related party payable (Note 21)	60,000	146,945
	$5,949,247	$5,010,922

11.	Loans payable

As of March 31, 2025, loan principal of $8,625,600 (US$6,000,000) (December 31, 2024 - $8,633,400 (US$6,000,000)) was outstanding The US$6,000,000 loan payable is held with Genesis. On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable is $10,227,539 (US$7,114,315) and secured with 286 BTC.

The Company has a $2,338,976 (US$1,627,001) (December 31, 2024: $3,865,230 (US$2,686,239)) margin loan from a crypto liquidity provider.  The loan is secured by the equity in the Company’s margin trading account.  The crypto liquidity provider charges fluctuating interest rates typically ranging between 9% and 15% annually.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

12.	ETP holders payable

The fair market value of the Company’s ETPs as at March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025	December 31, 2024
	$	$
Valour Bitcoin Zero EUR	30,278,633	33,675,413
Valour Bitcoin Zero SEK	265,682,548	292,973,088
Valour Ethereum Zero EUR	2,141,935	3,299,649
Valour Ethereum Zero SEK	51,676,087	94,096,713
Valour Polkadot EUR	165,586	266,431
Valour Polkadot SEK	16,920,937	25,292,105
Valour Cardano EUR	387,821	403,928
Valour Cardano SEK	63,827,150	85,098,922
Valour Uniswap EUR	263,140	359,416
Valour Uniswap SEK	3,038,231	7,742,117
Valour Binance EUR	88,567	77,649
Valour Binance SEK	1,207,039	1,849,520
Valour Solana EUR	8,368,669	13,362,389
Valour Solana SEK	273,310,644	435,042,882
Valour Cosmos EUR	4,495	3,890
Valour Digital Asset Basket 10 EUR	599,306	740,846
Valour Digital Asset Basket 10 SEK	2,046,838	2,987,958
Valour Bitcoin Carbon Neutral EUR	20,177	26,686
Valour Avalanche EUR	200,135	409,362
Valour Avalanche SEK	16,365,670	31,866,987
Valour Enjin EUR	17,468	15,380
Valour Ripple SEK	62,424,382	51,740,886
Valour Toncoin SEK	1,837,891	3,187,385
Valour Chainlink SEK	5,669,309	6,967,176
Valour ICP SEK	3,726,233	6,453,827
Valour Bitcoin Staking SEK	5,629,724	6,605,270
Valour Hedera SEK	8,239,476	11,450,219
Valour Hedera EUR	3,396,216	3,544,510
Valour CORE SEK	1,619,120	3,324,935
Valour BTC Staking EUR	229,382	165,503
Valour Short BTC SEK	154,017	309,178
Valour Near SEK	5,255,991	9,465,391
Valour Bitcoin Physical Carbon Neutral USD	1,588,450	1,167,020
Valour Ethereum Physical Staking USD	262,162	484,628
Valour ICP USD	7,400,267	14,456,000
Valour BCIX STOXX USD	1,158,625	1,652,286
Valour Hedera Physical Staking USD	3,845,124	6,421,180
Valour Bittensor SEK	4,050,323	6,337,137
Valour Dogecoin SEK	6,368,335	7,931,992
Valour SUI SEK	44,001,657	65,980,127
Valour Fantom SEK	1,748,186	1,315,088
Valour Injective SEK	1,890,030	1,634,348
Valour Jupiter SEK	1,524,721	608,341
Valour Kaspa SEK	1,001,796	763,408
Valour Lido SEK	304,436	98,687
Valour Pendle SEK	318,372	226,088
Valour PYTH SEK	434,566	498,518
Valour Render SEK	3,181,892	1,605,632
Valour SEI SEK	961,379	1,220,425
Valour Starnet SEK	84,389	140,191
Valour THOR SEK	413,028	598,757
Valour Woldcoin SEK	115,367	152,109
Valour W SEK	185,154	306,616
Valour AAVE SEK	772,690	1,049,677
Valour Aerodome SEK	558,056	551,225
Valour Akash SEK	474,069	447,874
Valour Aptos SEK	2,674,155	3,684,532
Valour Arweace SEK	372,371	324,469
Valour ASI SEK	957,884	1,053,535
	921,440,301	1,253,515,501

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

12.	ETP holders payable (continued)

The Company’s ETP certificates are unsecured and trade on the Spotlight Stock Market, the LSE, and Germany Borse Frankfurt Zertifikate AG. The Company’s ETP certificates traded on the Nordic Growth Market (“NGM”) until September 2024. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is to hedge 100% of the market risk by holding (directly or indirectly) the underlying digital asset. Hedging is undertaken on a continuous basis and in direct correspondence to the issuance of certificates to investors.

13.	Realized and net change in unrealized gains and (losses) on digital assets

	Three months ended March 31,
	2025	2024
Realized gains / (loss) on digital assets	$39,111,070	$69,689,781
Unrealized gains / (loss) on digital assets	(268,506,435)	247,433,275
	$(229,395,365)	$317,123,056

14.	Realized and net change in unrealized gains and (losses) on ETP payables

	Three months ended March 31,
	2025	2024
Realized gains / (loss) on ETPs	$(25,442,084)	$(99,760,190)
Unrealized gains / (loss) on ETPs	427,623,120	(228,493,695)
	$402,181,036	$(328,253,885)

15.	Realized and net change in unrealized gains and (losses) on investments in equity instruments through FVTPL

	Three months ended March 31,
	2025	2024
Unrealized gains / (loss) on equity investments	(130,398,882)	-
	$(130,398,882)	$-

16.	Staking and lending income

For the three months ended	March 31, 2025	March 31, 2024
Validator nodes	2,390,962	-
Equity investments in digital assets at FVTPL	8,998,584	-
All other counterparties	2,650,002	5,808,001
Total	$14,039,548	$5,808,001

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

17.	Expenses by nature

	Three months ended March 31,
	2025	2024
Compensation and consulting	$2,648,750	$1,453,118
Marketing expenses	4,250,039	509,047
General and administration	774,608	595,564
Accounting and legal	1,173,999	252,906
Regulatory and transfer agent	153,745	92,015
Travel expenses	73,437	65,487
	$9,074,578	$2,968,137

18.	Share Capital

a)	As at March 31, 2025 and December 31, 2024, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding shares

	Common Shares	Amount
Balance, December 31, 2023	276,658,208	$170,687,476
Acquisition of Reflexivity LLC	5,000,000	3,100,000
Acquisition of Solana IP	7,297,090	4,962,021
Acquisition of Stillman Digital Inc. and Stillman Bermuda Inc.	2,500,000	6,893,336
DSU exercised	6,432,281	6,270,234
Options exercised	3,912,405	2,537,460
Warrants exercised	22,737,789	6,669,358
Treasury shares acquired	3,998,508	8,593,947
Treasury shares paid out	(5,437,992)	(4,352,511)
NCIB	(1,840,600)	(3,882,817)
Balance, December 31, 2024	321,257,689	$201,478,504
Acquisition of Reflexivity LLC (see Note 8)	186,034	636,236
DSU exercised	1,439,505	1,793,177
Options exercised	2,747,595	6,847,933
Balance, March 31, 2025	325,630,823	$210,755,850

On June 11, 2024, under the terms of the NCIB, the Company may, if considered advisable, purchase its common shares in open market transactions through the facilities of the exchange and/or other Canadian alternative trading platforms, not to exceed up to 10 per cent of the public float for the common shares as of June 3, 2024, or 26,996,392 common shares, purchased in aggregate. The price that the company will pay for the common shares shall be the prevailing market price at the time of purchase and all purchased common shares will be cancelled by the company. In accordance with exchange rules, daily purchases (other than pursuant to a block purchase exception) on the exchange under the NCIB cannot exceed 25 per cent of the average daily trading volume on the exchange, as measured from Dec. 1, 2023, to May 31, 2024. The NCIB shall commence on June 10, 2024, and run through June 9, 2025, or on such earlier date as the NCIB is complete.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

18.	Share Capital (continued)

b)	Issued and outstanding shares (continued)

During the three months ended March 31, 2025, the Company purchased and cancelled no shares (March 31, 2024 – no shares purchased or cancelled).

19.	Share-based payments reserves

Stock options, DSUs and Warrants

	Options			DSU		Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of DSU	Value of DSU	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2023	23,405,000	$0.72	17,968,261	9,644,286	$8,040,660	45,868,426	$0.30	$2,595,511	$28,604,432
Granted	9,461,187	0.80	7,588,292	10,914,007	10,185,881	-	-	-	17,774,173
Exercised	(3,912,405)	0.28	(1,099,656)	(6,432,281)	(6,270,234)	(22,737,789)	0.06	(1,456,144)	(8,826,034)
Expired / cancelled	(700,000)	2.25	(1,572,530)	(1,000,000)	(111,983)	(5,637)	0.30	(585)	(1,685,098)
December 31, 2024	28,253,782	$0.72	$22,884,367	13,126,012	$11,844,324	23,125,000	$0.30	$1,138,782	$35,867,473
Granted / vested	1,300,000	2.46	3,199,617	1,500,000	4,233,002	-	-	-	7,432,619
Exercised	(2,747,595)	1.26	(3,469,551)	(1,439,505)	(1,793,177)	-	-	-	(5,262,728)
Expired / cancelled	-	-	-	(75,000)	(49,603)	-	-	-	(49,603)
March 31, 2025	26,806,187	$0.65	$22,614,433	13,111,507	$14,234,546	23,125,000	$0.20	$1,138,782	$37,987,761

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

On January 6, 2025, the Company granted 100,000 stock options to an officer of the Company to purchase common shares of the Company for the price of $4.59 for a period of five years from the date of grant. The options shall vest in four equal instalments every month such that all options shall fully vests on the date that is 4 months from the date of grant. These options have an estimated grant date fair value of $419,670 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.96%; and an expected average life of 5 years.

On January 28, 2025, the Company granted 1,200,000 stock options to various consultants of the Company to purchase common shares of the Company for the price of $4.52 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $4,950,720 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 2.89%; and an expected average life of 5 years.

On March 12, 2024, the Company granted 125,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of $0.69 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $79,575 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.1%; risk-free interest rate of 3.71%; and an expected average life of 5 years.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

19.	Share-based payments reserves (continued)

Stock option plan (continued)

On April 23, 2024, the Company granted 250,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of $0.77 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $163,325 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.79%; and an expected average life of 5 years.

On May 1, 2024, the Company granted 250,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of $0.77 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $172,950 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.63%; and an expected average life of 5 years.

On May 21, 2024, the Company granted 200,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of $1.03 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $190,380 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.79%; and an expected average life of 5 years.

On June 4, 2024, the Company granted 4,000,000 stock options to a company controlled by management of Valour Inc. to purchase common shares of the Company for the price of $1.26 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $4,658,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.5%; risk-free interest rate of 4.08%; and an expected average life of 5 years.

On July 29, 2024, the Company granted 3,667,187 stock options to a company controlled by management to purchase common shares of the Company for the price of $2.17 for a period of five years from the date of grant. The options shall vest (a) on December 31, 2024 and (b) upon a company controlled by management having entered into a contract with an employee or consultant of the Corporation or its subsidiaries to transfer the underlying shares subject to the option, subject to performance hurdles. These options have an estimated grant date fair value of $8,142,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 156.0%; risk-free interest rate of 3.20%; and an expected average life of 5 years. No agreement had been entered as at March 31, 2025 and as such, the options have not vested.

The Company recorded $3,199,617 of share-based payments related to stock options during three months ended March 31, 2025 (three months ended March 31, 2024 - $1,460,826).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

19.	Share-based payments reserves (continued)

Stock option plan (continued)

The following stock options were outstanding at March 31, 2025:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
100,000	100,000	16-Nov-20	16-Nov-25	$0.09	7,920	$0.09	139%	5	0%	0.46%
425,000	425,000	22-Mar-21	22-Mar-26	$1.58	1,973,900	$2.12	146%	5	0%	0.99%
1,670,000	1,670,000	9-Apr-21	9-Apr-26	$1.58	3,293,116	$1.78	145%	5	0%	0.95%
1,600,000	1,600,000	18-May-21	18-May-26	$1.22	3,150,560	$1.25	146%	5	0%	0.95%
1,000,000	1,000,000	18-May-21	18-May-26	$1.22	1,125,200	$1.25	146%	5	0%	0.95%
1,950,000	1,950,000	25-May-21	25-May-26	$1.11	1,944,540	$1.11	146%	5	0%	0.86%
1,150,000	1,150,000	13-Aug-21	13-Aug-26	$1.58	1,461,305	$1.43	144%	5	0%	0.84%
250,000	250,000	21-Sep-21	21-Sep-26	$1.70	380,375	$1.70	144%	5	0%	0.85%
250,000	250,000	13-Oct-21	13-Oct-26	$2.10	470,375	$2.10	144%	5	0%	1.27%
500,000	500,000	9-Nov-21	9-Nov-26	$3.92	1,758,050	$3.92	144%	5	0%	1.37%
500,000	500,000	9-May-22	9-May-27	$2.00	591,950	$1.34	146%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$1.00	334,300	$0.75	147%	5	0%	2.70%
500,000	500,000	17-Oct-22	17-Oct-27	$0.17	75,350	$0.17	150%	5	0%	3.60%
1,000,000	1,000,000	13-Jul-23	13-Jul-28	$0.115	105,000	$0.12	149%	5	0%	3.71%
675,000	675,000	24-Nov-23	24-Nov-28	$0.29	207,000	$0.29	152%	5	0%	3.83%
4,500,000	4,500,000	4-Dec-23	4-Dec-28	$0.45	2,162,700	$0.45	152%	5	0%	3.54%
125,000	125,000	12-Mar-24	12-Mar-29	$0.69	79,575	$0.69	154%	5	0%	3.47%
62,500	46,875	23-Apr-24	23-Apr-29	$0.77	163,325	$0.77	154%	5	0%	3.79%
250,000	187,500	1-May-24	1-May-29	$0.77	172,950	$0.77	154%	5	0%	3.63%
50,000	37,500	21-May-24	21-May-29	$1.03	190,380	$1.03	154%	5	0%	3.79%
4,000,000	3,000,000	4-Jun-24	4-Jun-29	$1.26	4,658,000	$1.26	155%	5	0%	4.08%
3,667,187	-	29-Jul-24	29-Jul-29	$2.17	8,141,522	$2.39	156%	5	0%	3.20%
100,000	100,000	4-Nov-24	4-Nov-29	$2.28	210,240	$2.30	150%	5	0%	3.04%
46,500	11,625	4-Nov-24	4-Nov-29	$2.28	97,762	$2.30	150%	5	0%	3.04%
100,000	75,000	6-Dec-24	6-Dec-29	$4.50	482,410	$5.24	151%	5	0%	2.81%
35,000	8,750	6-Dec-24	6-Dec-29	$4.50	168,844	$5.24	151%	5	0%	2.81%
500,000	-	6-Dec-24	6-Dec-29	$4.50	2,412,050	$5.24	151%	5	0%	2.81%
100,000	50,000	6-Jan-25	6-Jan-30	$4.59	419,670	$4.59	151%	5	0%	2.96%
1,200,000	-	28-Jan-25	28-Jan-30	$4.52	4,950,720	$4.52	150%	5	0%	2.89%
26,806,187	20,212,250				41,189,088

The weighted average remaining contractual life of the options exercisable at March 31, 2025 was 3.26 years (December 31, 2024 – 3.04 years).

Warrants

As at March 31, 2025, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	20,000,000	6-Nov-23	6-Nov-28	$0.20	942,984	$0.17	151.9%	5	0%	3.87%
Warrants	3,125,000	22-Nov-23	22-Nov-25	$0.23	204,459	$0.33	139.6%	2	0%	4,40%
Warrant issue costs					(8,662)
	23,125,000				1,138,781

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

19.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company adopted the DSUs plan. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On January 6, 2025, the Company granted 100,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $459,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On January 28, 2025, the Company granted 1,400,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $6,328,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On May 21, 2024, the Company granted 1,000,000 DSUs to an employee of Valour. These DSUs have a grant day fair value of $1,185,000 and vest immediately.

On May 21, 2024, the Company granted 1,500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $1,777,500 and vest in six months from the grant day.

On May 21, 2024, the Company granted 200,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $237,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On July 29, 2024, the Company granted 3,964,007 DSUs to a company controlled by management. These DSUs have a grant day fair value of $9,473,750 and vest (a) on December 31, 2024 and (b) upon a company controlled by management thereof having entered into a contract with an employee or consultant of the Corporation or its subsidiaries to transfer the underlying shares subject to the option, subject to performance hurdles. No agreement had been entered as at March 31, 2025 and as such, the DSUs have not vested in relation to the 3,964,007 DSUs and no expense was recorded during the three months ended March 31, 2025.

On July 29, 2024, the Company granted 475,000 DSUs to officers and directors of the Company. These DSUs have a grant date fair value of $1,135,250 and vest in four equal installments every six months following the grant date, with the first installment vesting six months after the grant date.

On September 24, 2024, the Company granted 1,125,000 DSUs to officers and consultants of the Company. These DSUs have a grant day fair value of $3,319,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is three months from the grant day.

On November 4, 2024, the Company granted 100,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $210,000 and vest in four equal installments every month, with the first instalment vesting on the date that is one month from the grant day.

On November 21, 2024, the Company granted 1,000,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $3,380,000 and 250,000 vest three months from the grant date 500,000 vest six months from the grant date and the remaining 250,000 vest nine months from the grant date.

On November 21, 2024, the Company granted 950,000 DSUs to consultants of the Company. These DSUs have a grant day fair value of $3,211,000 and vest immediately

On December 6, 2024, the Company granted 100,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $524,000 and vest in four equal installments every month, with the first instalment vesting on the date that is one month from the grant day.

On December 6, 2024, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $2,620,000 and vest upon the closing of a merger and acquisition transaction by the Company with a Target Company as described in a finder agreement between the Company and the consultant.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

19.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs) (continued)

The Company recorded $4,141,795 in share-based compensation related to DSUs during the three months ended March 31, 2025 (three months ended March 31, 2024 - $156,689).

20.	Financial instruments

Financial assets and financial liabilities as at March 31, 2025 and December 31, 2024 are as follows:

	Asset / (liabilities) at amortized cost	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2024
Cash	$22,923,872	$-	$22,923,872
Client Cash Deposits	15,346,080	-	15,346,080
Digital assets	-	799,796,591	799,796,591
Equity investments	-	370,408,924	370,408,924
Public investments	-	1,119,586	1,119,586
Private investments	-	53,740,154	53,740,154
Accounts payable and accrued liabilities	(5,010,922)	-	(5,010,922)
Loan payable	(13,947,681)	-	(13,947,681)
Trading liabilities	-	(25,097,116)	(25,097,116)
ETP holders payable	-	(1,253,515,501)	(1,253,515,501)
March 31, 2025
Cash	$19,996,609	$-	$19,996,609
Client Cash Deposits	17,711,627	-	17,711,627
Digital assets	-	664,810,958	664,810,958
Equity investments	-	226,175,101	226,175,101
Private investments	-	53,896,906	53,896,906
Accounts payable and accrued liabilities	(5,949,247)	-	(5,949,247)
Loan payable	(12,566,516)	-	(12,566,516)
Trading liabilities	-	(20,458,096)	(20,458,096)
ETP holders payable	-	(921,440,301)	(921,440,301)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at March 31, 2025, the Company had current assets of $825,405,346 (December 31, 2024 - $1,026,403,733) to settle current liabilities of $1,040,124,824 (December 31, 2024 - $1,297,571,219).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

The following table shows the Company’s source of liquidity by assets / (liabilities) as at March 31, 2025 and December 31, 2024:

March 31, 2025
	Total	Less than 1 year	1-3 years
Cash	$19,996,609	$19,996,609	$-
Client cash deposits	17,711,627	17,711,627	-
Prepaid expenses	2,435,783	2,435,783	-
Digital assets	664,810,958	664,585,350	225,608
Private investments	53,896,906	-	53,896,906
Equity investments	226,175,101	120,675,977	105,499,124
Accounts payable and accrued liabilities	(5,949,247)	(5,949,247)	-
Loan payable	(12,566,516)	(12,566,516)	-
Trading liabilities	(20,458,096)	(20,458,096)
ETP holders payable	(921,440,301)	(921,440,301)	-
Total assets / (liabilities) - December 31, 2024	$24,612,824	$(135,008,814)	$159,621,638

December 31, 2024
	Total	Less than 1 year	1-3 years
Cash	$22,923,872	$22,923,872	$-
Client cash deposits	15,346,080	15,346,080	-
Public Investments	1,119,586	1,119,586	-
Prepaid expenses	2,585,451	2,585,451	-
Digital assets	799,796,591	799,314,977	481,614
Private investments	53,740,154	-	53,740,154
Equity investments	370,408,924	181,757,532	188,651,392
Accounts payable and accrued liabilities	(5,010,922)	(5,010,922)	-
Loan payable	(13,947,681)	(13,947,681)	-
Trading liabilities	(25,097,116)	(25,097,116)
ETP holders payable	(1,253,515,501)	(1,253,515,501)	-
Total assets / (liabilities) - December 31, 2023	$(31,650,562)	$(274,523,722)	$242,873,160

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At March 31, 2025, the Company had no investments exposed to market risk (December 31, 2024 – one investment of 3.4%).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

20	Financial instruments (continued)

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at March 31, 2025, a 1% change in interest rates could result in approximately $200,000 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at March 31, 2025 and December 31, 2024, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

March 31, 2025
	United States Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$1,519,089	$9,595	$267,413	$5,972,780	$4,499,021	$275,313
Client cash deposits	-	-	-	-	-	-
Private investments	-	-	51,020,502	-	-	-
Prepaid investment	2,435,784	-	-	-	-	-
Digital assets	664,810,958	-	-	-	-	-
Accounts payable and accrued liabilities	(3,825,842)	-	(389,848)	-	(23,310)	-
Loan payable	(12,566,516)	-	-	-	-	-
Trading liabilities	(20,458,096)	-	-	-	-	-
ETP holders payable	(921,440,302)	-	-	-	-	-
Net assets (liabilities)	$(289,524,925)	$9,595	$50,898,067	$5,972,780	$4,475,711	$275,313

December 31, 2024
	United States	British	Swiss	Swedish Krona	Euro	Dirham
Cash	$17,034,759	$-	$5,141,507	$9,818,189	$3,645,348	$88,135
Client cash deposits	15,346,080	-	-	-	-	-
Private investments	1,119,587	-	51,020,502	-	-	-
Prepaid investment	2,585,451	-	-	-	-	-
Digital assets	799,796,591	-	-	-	-	-
Accounts payable and accrued liabilities	(4,204,771)	(79,738)	(356,130)	-	(22,392)	-
Loan payable	(13,947,681)	-	-	-	-	-
Trading liabilities	(25,097,116)	-	-	-	-	-
ETP holders payable	(1,253,515,501)	-	-	-	-	-
Net assets (liabilities)	$(460,882,601)	$(79,738)	$55,805,880	$9,818,189	$3,622,956	$88,135

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of March 31, 2025 would result in an estimated increase (decrease) in net income of approximately $22,789,000, (December 31, 2024 - $35,222,000).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2024 financial statements.
iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at March 31, 2025 and December 31, 2024.

	Level 1 (Quoted Market price)	Level 2 (Valuation technique -observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
Privately traded investments	$-	$-	$53,740,154	$53,740,154
Digital assets	-	799,796,591		799,796,591
Equity investments	-	-	370,408,927	370,408,927
Publicly traded investments	1,119,587	-	-	1,119,587
December 31, 2024	$1,119,587	$799,796,591	$424,149,081	$1,225,065,259
Privately traded investments	$-	$-	$53,896,906	$53,896,906
Digital assets	-	664,810,958	-	664,810,958
Equity investments	-	-	226,175,101	226,175,101
March 31, 2025	$-	$664,810,958	$280,072,007	$944,882,965

Level 1 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the periods ended March 31, 2025 and December 31, 2024. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

	March 31, 2025	December 31, 2024
Opening balance	$1,119,587	$-
Realized loss on investments	(673,967)	-
Investments sold	(445,620)	1,119,587
	$-	$1,119,587

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended March 31, 2025 and December 31, 2024. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the year ended	March 31, 2025	December 31, 2024
Opening balance	$799,796,591	$489,865,638
Digital assets acquired	81,793,771	540,008,974
Digital assets disposed	(14,760,791)	(717,306,612)
Digital assets earned from staking, lending and fees	14,039,548	35,717,997
Realized gain (loss) on digital assets	39,111,070	396,824,120
Net change in unrealized gains and losses on digital assets	(268,506,435)	80,894,227
Transfers from level 3	21,780,394	-
Foreign exchange loss	(8,443,190)	(26,207,753)

	$664,810,958	$799,796,591

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended March 31, 2025 and December 31, 2024. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the year ended	March 31, 2025	December 31, 2024
Opening balance	$424,149,081	$43,540,534
Purchases	698,904	370,408,927
Acquired as subsidiary	(545,961)	(1,119,587)
Realized (loss) gain	3,809	154,767
Unrealized gain/(loss)	(130,398,882)	11,164,440
Transfers to level 2	(21,780,394)	-
Foreign exchange gain	7,945,450

	$280,072,007	$424,149,081

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at March 31, 2025 and December 31, 2024.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$432,329	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	719,522	Recent financing	Marketability of shares	0% discount
Neuronomics AG	128,898	Recent financing	Marketability of shares	0% discount
Amina Bank	51,020,502	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,438,900	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	370,408,927	Market approach	Discount for lack of marketability	25% discount

December 31, 2024	$424,149,078

3iQ Corp.	431,942	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	719,522	Recent financing	Marketability of shares	0% discount
Amina Bank	51,020,502	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,437,600	Recent financing	Marketability of shares	0% discount
Crypto 21 AB	287,340	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	226,175,101	Market approach	Discount for lack of marketability	24% discount

March 31, 2025	$280,072,007

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. During the year ended December 31, 2024, the Company sold 125,295 common shares of 3iQ. As at March 31, 2025, the valuation of 3iQ was based on the recent transaction which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2025. As at March 31, 2025, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $43,194 (December 31, 2024 - $43,233) change in the carrying amount.

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $34,498,750 to acquire 3,906,250 non-votes shares of Amina. As at December 31, 2024, the valuation of Amina was based on a market approach which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2025. As at March 31, 2025, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $5,102,050 (December 31, 2024 +/- $5,102,050) change in the carrying amount.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Earnity Inc. (“Earnity”)

On April 13, 2021, the Company subscribed $50,076 (US$40,000) to acquire certain rights to certain future equity of Earnity. As at March 31, 2025, the valuation of Earnity was determined to be nil based on Earnity ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at March 31, 2025, a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $nil (December 31, 2024 - $nil) change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed $128,060 (US$100,000) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at March 31, 2025, the valuation of LTC was based on a previous financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2025. As at March 31, 2025. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $71,952 (December 31, 2024 - $71,952) change in the carrying amount.

SDK:Meta LLC

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company valuing the investment at $3,420,000. During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at March 31, 2025, the valuation of SDK:Meta LLC was $nil (December 31, 2024 - $nil). Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at March 31, 2025, a +/- 10% change in the fair value of SDK:Meta LLC will result in a corresponding +/- $nil (December 31, 2024 - $nil) change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested $25,612 (US$20,000) to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at March 31, 2025, the valuation of STL was determined to be nil based on STL ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2025. As at March 31, 2025, a +/- 10% change in the fair value of STL will result in a corresponding +/- $nil (December 31, 2024 - $nil) change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested $37,809 (US$30,0000 to acquire certain rights to the preferred shares of VLC. As at March 31, 2025, the valuation of VLC was nil. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2025. As at March 31, 2025, a +/- 10% change in the fair value of VLC will result in a corresponding +/- nil (December 31, 2024 - $nil) change in the carrying amount.

ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested $1,385,800 (US$1,000,000) to acquire shares of ZKP. As at March 31, 2025, the valuation of ZKP was based on the recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2025. As at March 31, 2025, a +/- 10% change in the fair value of ZKP will result in a corresponding +/- $143,760 change in the carrying amount (December 31, 2024 - $143,890).

Global Benchmarks AB (“Global Benchmarks”)

On September 24, 2024, the Company invested $269,192 (US$199,875) to acquire shares of Global Benchmarks. As at March 31, 2025, the valuation of Global Benchmarks was based on the recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2025. As at March 31, 2025, a +/- 10% change in the fair value of Global Benchmarks will result in a corresponding +/- $26,919 change in the carrying amount (December 31, 2024 - $nil).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

Equity Investments in Digital Assets at FVTPL (“Equity Investments”)

During Q2 2024, the Company invested $238,090,603 (US$173,814,136) to acquire interests in two entities (one set up to hold SOL and AVAX and the other set up to hold SOL) acquired from a bankrupt estate. Management used the net asset values as determined by the entities managers and applied a 25% discount for lack of marketability. As at March 31, 2025, a +/- 10% change in the fair value of the Equity Investments will result in a corresponding +/- $22,617,510 change in the carrying amount (December 31, 2024 - $37,040,893).

21.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)       Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

22.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the three months ended March 31, 2025.

23.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
DeFi Capital Inc.	100
DeFi Holdings (Bermuda) Ltd.	100
Electrum Streaming Inc.	100
Reflexivity LLC	100
Valour Inc.	100
DeFi Europe AG	100
Stillman Digital Inc.	100
Stillman Bermuda Ltd.	100
Neuronomics AG	52.5
Valour Digital Securities Limited	0

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

23.	Related party disclosures (continued)

a)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three months ended March 31, 2025 and 2024 were as follows:

	Three months ended March 31,
	2025	2023
Short-term benefits	$704,732	$330,006
Shared-based payments	381,200	1,231,737
	$1,085,932	$1,561,743

As at March 31, 2025, the Company had $3,379 (December 31, 2024 - $nil) owing to its current key management, and $491,280 (December 31, 2024 - $394,274) owing to its former key management and a member of key management owes the Company $143,760 (December 31, 2024 - $143,890). Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”

b)	During the year ended December 31, 2024, the Company incurred $59,439 in legal fees to a firm in which a director of the Company is a partner. At December 31, 2024, the Company had recorded $nil in accounts payable and accrued liabilities related to these legal expenses incurred in the ordinary course of business with this law firm.

During the year ended December 31, 2024, Valour purchased 1,320,130 USDT for EUR1,213,237 from a former director of Valour.

During the year ended December 31, 2024, the Company paid management US$20,000,000 and 3,998,508 DeFi shares valued at US$6,273,870 related to DeFi Alpha trading profits.

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at March 31, 2025.

c)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of March 31, 2025 and December 31, 2024.

Investment	Nature of relationship to invesment	Estimated Fair Value
ZKP Corporation*	Director (Olivier Roussy Newton) of investee	$1,437,600
Total investment - March 31, 2025		$1,437,600

’

*	Private company

Investment	Nature of relationship to invesment	Estimated Fair Value
Brazil Potash Corporation	Officer (Ryan Ptolemy) of investee	$1,119,587
ZKP Corporation*	Director (Olivier Roussy Newton) of investee	1,438,900
Total investment - December 31, 2024		$2,558,487

*	Private company

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

24.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,374,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $959,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

25.	Operating segments

The Company operates in various business lines based on where the subsidiaries operate. Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. DeFi Bermuda operates the Company’s Venture portfolio and node business lines. DeFi Alpha is a specialized trading desk with the sole focus of identifying low-riarbitrage opportunities within the crypto ecosystem. The Reflexivity operates the Company’s research firm and Stillman and Stillman Bermuda operate the trading platform.

Information about the Company’s assets by segment is detailed below.

December 31, 2024	DeFi	Reflexivity	DeFi Bermuda	Stillman Digital	Neuronomics	Valour Inc	Total
Cash	1,643,739	17,859	-	2,221,659	342,352	15,771,000	19,996,609
Client cash deposits		-	-	17,711,627		-	17,711,627
Public investments, at fair value through profit and loss	-	-	-	-		-	-
Prepaid expenses	545,935	121,691	-	1,383,164	35,215	349,781	2,435,786
Digital assets	508,914	231,094	66,079	3,969,297	-	660,035,574	664,810,958
Equity instruments	-	-	-	-		226,175,101	226,175,101
Other non-current assets	51,740,024	-	-	-		57,254,722	108,994,746
Total assets	54,438,612	370,644	66,079			959,586,178	1,040,124,827
Accounts payable and accrued liabilities	3,225,766	311,020	42,869	856,755	95,350	1,417,487	5,949,247
Loans payable	-	-		-		12,566,516	12,566,516
Trading liabilities	-	-		20,458,096		-	20,458,096
ETP holders payable	-	-		-		921,440,302	921,440,302
Total liabilities	3,225,766	311,020	42,869	21,314,851		935,424,305	960,414,161

December 31, 2024	DeFi	Reflexivity	Stillman Digital	Valour Inc	Total
Cash	2,548,289	217,449	1,662,490	18,495,644	22,923,872
Client cash deposits		-	15,346,080	-	15,346,080
Public investments, at fair value through profit and loss	1,119,586	-	-	-	1,119,586
Prepaid expenses	788,162	103,606	1,007,990	685,693	2,585,451
Digital assets	763,338	228,237	8,227,158	790,577,858	799,796,591
Equity instruments	-	-	-	370,408,924	370,408,924
Client digital assets	-	-	3,356,235	-	3,356,235
Property, plant and equipment	-	-	-	130	130
Other non-current assets	51,868,922	-	-	53,316,856	105,185,778
Total assets	57,088,297	549,292		1,233,485,105	1,320,722,647
Accounts payable and accrued liabilities	3,363,664	279,114	830,101	538,043	5,010,922
Loans payable	-	-	-	13,947,681	13,947,681
Trading liabilities	-	-	25,097,116	-	25,097,116
ETP holders payable	-	-	-	1,253,515,501	1,253,515,501
Total liabilities	3,363,664	279,114	25,927,217	1,268,001,225	1,297,571,220

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

25.	Operating segments (continued)

Information about the Company’s revenues and expenses by segment is detailed below:

	DeFi	Reflexivity	DeFi Bermuda	Stillman Digital	Neuronomics	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	(254,425)	(55)	(139,295)	85,038	-	(214,665,294)	(214,974,031)
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	-	-	-	387,759,702	387,759,702
Staking and lending income	-	-	-	-	-	14,039,548	14,039,548
Trading commissions	-	-	-	2,991,980	-	-	2,991,980
Management fees	-	-	-	-	27,288	3,607,894	3,635,182
Research revenue	-	262,285	-	-	-	-	262,285
Realized (loss) on investments, net	(673,967)	-	-	-	-	-	(673,967)
Unrealized (loss) on investments, net	3,809	-	-	-	-	-	3,809
Unrealized gain on equity investments	-	-	-	-	-	(130,398,882)	(130,398,882)
Interest income	11,643	-	-	738	-	555	12,936
Total revenue	(912,940)	262,230	(139,295)	3,077,756	27,288	60,343,523	62,658,562
Expenses
Operating, general and administration	4,882,614	375,660	19,291	1,176,255	78,424	2,542,334	9,074,578
Share based payments	7,341,412	-	-	-	-		7,341,412
Depreciation - property, plant and equipment	-	-	-	-	-	130	130
Amortization - intangibles	532,572	-	-	2,780	-	-	535,352
Interest expense	1,507	-	-	840	-	168,141	170,488
Fees and commissions	-	-	-	361,986	-	1,993,172	2,355,158
Foreign exchange (gain) loss	(34,689)	-	-	1,006	-	(913,628)	(947,311)
							-
Total expenses	12,723,416	375,660	19,291	1,542,867	78,424	3,790,149	18,529,807
Income (loss) before other item	(13,636,356)	(113,430)	(158,586)	1,534,889	(51,136)	56,553,374	44,128,755
Gain on settlement of debt	-	-	-	-	-	-	-
Provision on accounts receivable	(10,001)	-	10,001	-	-	-	-
Net income (loss) for the year	(13,626,355)	(113,430)	(168,587)	1,534,889	(51,136)	56,553,374	44,128,755
Current taxes	-	-	19,437	1,051,757	1,046	123	1,072,363
Net income (loss) after tax	(13,626,355)	(113,430)	(188,024)	483,132	(52,182)	56,553,251	43,056,392
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	(77,688)	(37,916)	(6,059)	-	95,793	(25,870)
Net (loss) income and comprehensive (loss) income for the period	(13,626,355)	(191,118)	(225,940)	477,073	(52,182)	56,649,044	43,030,522

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars unless otherwise noted)

	DeFi	Reflexivity	DeFi Bermuda	Stillman Digital	Defi Alpha[1]	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	259,669	73,580	(35,011)	-	132,121,555	212,823,799	345,243,593
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	-	-	-	(482,892,054)	(482,892,054)
Staking and lending income	-	-	-	-	-	35,717,997	35,717,997
Trading commissions	-	-	-	2,885,180	-	-	2,885,180
Management fees	-	-	-	-	-	8,826,934	8,826,934
Research revenue	-	1,963,433	-	-	-	-	1,963,433
Realized (loss) on investments, net	-	-	-	-	-	154,765	154,765
Unrealized (loss) on investments, net	4,827,461	-	-	-	-	6,006,014	10,833,475
Unrealized gain on equity investments	-	-	-	-	-	132,474,754	132,474,754
Interest income	5,385	-	-	830	-	-	6,215
Total revenue	5,092,515	2,037,013	(35,011)	2,886,010	132,121,555	(86,887,791)	55,214,292
Expenses
Operating, general and administration	9,948,895	1,652,218	12,719	1,568,626	27,172,254	9,965,613	50,320,325
Share based payments	17,774,171	-	-	-	-	8,593,947	26,368,118
Depreciation - property, plant and equipment	-	-	5,073	-	-	2,475	7,548
Amortization - intangibles	2,114,955	-	-	-	-	-	2,114,955
Finance costs	-	-	-	1,295	-	3,867,130	3,868,425
Transaction costs	44,498	-	-	341,445	857,048	5,555,901	6,798,892
Foreign exchange (gain) loss	124,291	-	-	(472,863)	-	(91,570)	(440,142)
Impairment loss	4,962,021	-	-	-	-	-	4,962,021
Total expenses	34,968,831	1,652,218	17,792	1,438,503	28,029,302	27,893,496	94,000,142
Income (loss) before other item	(29,876,316)	384,795	(52,802)	1,447,507	104,092,253	(114,781,287)	(38,785,850)
Gain on settlement of debt	(133,881)	-	-	-	-	-	(133,881)
Provision on accounts receivable	(5,331)	-	-	394,864	-	-	389,533
Net income (loss) for the year	(29,737,105)	384,795	(52,802)	1,052,643	104,092,253	(114,781,287)	(39,041,502)
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	(29,329)	14,404	456,573	-	4,465,725	4,907,373
Net (loss) income and comprehensive (loss) income for the period	(29,737,105)	355,466	(38,398)	1,509,216	104,092,253	(110,315,561)	(34,134,129)

[1]	DeFi Alpha is division within Valour Inc. looking for arbitrage trading opportunities. It does not have its own statement of financial position but leverages Valour Inc’s equity for its trades. The CODM only reviews DeFi Alpha’s trading operating results. DeFi Alpha revenue disclosed I the table above is a non-IFRS calculation based on reporting provided to the CODM to assess performance. The total of DeFi Alpha and Valour Inc. realized gain/loss is in accordance with IFRS.

26.	Earning per share

The following table presents the calculation of basic and fully diluted earnings per common share for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
Numerator:
Net income (loss) after taxes	$43,056,392	$(18,041,756)
Denominator:
Weighted average number of common shares - basic	323,886,775	284,134,127
Weighted average effect of dilutive warrants*	21,951,605	-
Weighted average effect of dilutive options*	17,159,782	-
Weighted average effect of dilutive DSUs*	3,975,588	-
Weighted average number of common shares - diluted	366,973,751	284,134,127

Basic earnings per share	$0.13	$(0.06)
Diluted earnings per share	$0.12	$(0.06)

*	Maximum dilution if all warrants, options and DSUs were exercised would be 43,086,976